

July 7, 2014

<u>Via E-mail</u>
George E. Anastassov
Chief Executive Officer
AXIM International, Inc.
18 East 50th Street, 5th Floor
New York, NY 10022

> **Re:** **AXIM International, Inc.**
> **Preliminary Information Statement on Schedule PRE 14C**
> **Filed May 2, 2014**
> **Form 8-K**
> **Filed May 23, 2014**
> **File No. 000-54296**

Dear Mr. Anastassov:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Phillip E. Koehnke, Esq. (*Via E-mail*)
        Phillip E. Koehnke, APC